Filed by Colombier Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp. II

Commission File No. 001-41874

Date: June 10, 2025

The following statements made by Marc Nemati, the President and Chief Executive Officer of Metroplex Trading Company LLC (doing business as GrabAGun.com) (“GrabAGun”), which is party to a previously disclosed Business Combination Agreement, dated as of January 6, 2025, between GrabAGun and Colombier Acquisition Corp. II, were included in the June 10, 2025 episode of the Bearing Arms’ Cam & Co podcast with Cam Edwards.

Cam Edwards

And we will get going in 3, 2, 1. Marc, thanks so much for coming on the program. It's good to talk to you, sir.

Marc Nemati

Yeah, I appreciate having the time today.

Cam Edwards

Yeah, absolutely. Well, I appreciate you carving out a couple of minutes as well. So let's ask, I'll just start with that sort of 50,000 foot level question. What is GrabAGun all about? What's the elevator pitch for this company?

Marc Nemati

Yeah, so GrabAGun has been around for about 15 years. We're an e-commerce retailer. Firearms really is kind of the, I guess, external viewpoint. So we sell firearms, ammo, accessories, all that kind of stuff, all over the internet, all over the country. Besides that though, we've really developed on the backend a really substantial tech stack. My background is in software development, so we have a tech stack that really streamlines a lot of our compliance. As you know in the industry that we're in, there's a lot of regulations which cause a lot of different complexities, slowdowns within the whole buying process. So we've developed software to streamline that, which helps consumers, helps us. Additionally, a lot of our supply chain, the way we purchase stuff, we have a lot of automation in there. Starting to use a lot of AI stuff as well these days, which helps us become more efficient, which allows us to reduce our overhead and reduce our costs and pass those savings on to our customers.

So that's GrabAGun that it's been so far. Obviously, I think we're here today to talk more about the transaction that we're undergoing. So we are doing a SPAC merger with a group called Colombier, which is taking us public. So shortly we will be listed on the New York Stock Exchange under the stock symbol, PEW, PEW, which I think a lot of people in this industry get a good chuckle at, but it's kind of cool. And then the plan there is to kind of, we'll have a butt-load of cash afterwards, and the plan really is to expand, grow a lot of our software-driven efficiencies throughout the industry, some vertical integrations and things like that to become the big player in the space and add more legitimacy to this industry that's been attacked for a long, long time.

Cam Edwards

How do you see this, and I don't disagree with you about this industry being attacked, and we just saw the Supreme Court, thankfully, unanimously rule against Mexico's lawsuit against Smith & Wesson and other gun manufacturers, which claim that they were the proximate cause of cartel violence. As I'm sure you're well aware, we see lawsuits against gun makers, gun sellers, distributors, everybody in that sort of chain where I think this industry is demonized, as a whole. So what do you think GrabAGun going public does to legitimize the industry and not necessarily just the company?

Marc Nemati

Yeah, so it gives us another avenue or an option where the public gets a voice to invest in values that they align with. So on the public markets, there isn't a lot of ways people to do that. This industry has always been short on capital because ESG mandates from private equity or venture capitalists. With us going public, it's kind of a way around that so we can really grow and expand and then kind of face those challenges head on.

Cam Edwards

Has that impacted you those, because we see within big banks, in fact, Citi announced this week that it was walking back its a policy that required folks in the firearms industry to undergo these best practices that went well above and beyond federal law in some cases. Has that impacted you guys personally? And again, I thought it's interesting that you bring up not just necessarily the big banks, but the investment groups having access to that capital, not just necessarily loans, but getting those investors in as well. Is that a big roadblock to companies like yours and others within this firearms industry space?

Marc Nemati

Yeah, I mean, restriction of capital blocks any sort of innovation or growth within any industry. So again, I'm a software guy. If you think of typical software development, the VCs and all that out in Silicon Valley, they typically will develop this cool new software, whatever it may be for whatever industry. They get a bunch of people subscribed to it, they sell it for a profit, they're selling it to VC company or to private equity. So they have an ability to exit. In this industry, because there's no money there really hasn't been any sort of driver for growth or innovation when it comes especially to software, because why would you invest time and effort and energy if you don't have a way to monetize it when you're done with that? So that's also kind of part of it. The Citi thing is interesting because like others, not necessarily financial providers, but software providers have been out there too.

They've had a similar thing where they're like, “we will sell all this software into your space provided you follow these guidelines. Also, these guidelines could change at any time at a whim. And the way our contracts are written is if you don't abide by it, then you're off the platform.” But then you have people coming around and saying, “No, no. Now we want the firearms community to play. We're willing to work with you guys.” But in the case like Citi, it's all great that they said that, but what does that actually mean? Are they actually going to do anything? Is there any gestures that are going to happen that say we actually support the space? Or is it just all a publicity stunt and just no point? So same thing I guess goes with social media. As Zuckerberg came out, what a month, two months ago, saying that they were going to allow more of that stuff. Historically, GrabAGun has had an issue. We had our Instagram page deleted maybe a year ago, and we weren't selling guns online. We were just literally posting pictures on white backgrounds of, “Hey Smith & Wesson or Ruger had a new product release.” They’re like, “Nope, ban that, kill that. Oh, too many posts have been shut down. You're shut down.” So a lot of that, we'll see if it's talk or if there's actually any teeth behind it and if they're actually going to help the space or not. But we've had various interesting issues.

Cam Edwards

Yeah. Well, so to that end, I mean, I am curious when GrabAGun goes public, is that something that, how is that going to impact, again, as you say, these restrictions that come from social media? I know that, I don't know if it was Don Jr, who referred to GrabAGun as being sort of the Amazon of online gun sales, but when I was on Amazon a couple of days ago, there's little video screen in the corner and there's somebody doing a live stream and they're talking about a product. Is there a way, and is there an intention for GrabAGun to sort of circumvent social media? Do you think you'll be doing some stuff in-house so that folks aren't just going to the platform to purchase a gun, but they're also going to get reviews, they're going to get commentary or things of that nature? Is that something that you'd like to see GrabAGun, expand into as well?

Marc Nemati

Yeah, we'll definitely start doing more content development. We do some today. Typically, we rely on customer reviews and customer content. I do see an avenue for us to start getting more content out there. Additionally, with our partnership with the Colombier team and Donald Trump Jr., we now have a pretty expansive voice, I think, which we'll leverage, which we can push our brand as well because we are limited by, again, Amazon, Facebook, Google, the world. We can't spend ad dollars promoting stuff. And even if we do get some influencers to put some media content on YouTube as an example, if they post a link to GrabAGun within their comments, they're either shadow banned or that video's blocked or they're demonetized or whatever that is. So we have several different options I think as we grow to get around some of those restrictions to try and help ourselves as well as the rest of the industry have a more voice, especially when it comes to digital media.

Cam Edwards

Yeah. Well, I wish you the luck, all the luck in the world on that because yeah, this is something that's impacted, as you say, influencers, gun tubers. And some of these retroactive decisions, you talk about the sort of arbitrary nature of these terms changing from a business standpoint, but that's happening to these individual influencers as well, where all of a sudden, hey, these hundreds of videos that you've done that were monetized now we're going to pull them. Right? Now, they're not going to be able to be accessed because we've changed our terms going forward. And that's a huge issue. Again, maybe not something directly related to what you guys are doing with GrabAGun, but I'm sure it is going to have some sort of impact. So let's talk about the timing of this. When is GrabAGun actually going to go public, you think? Marc?

Marc Nemati

Yeah. So right now, since we're going via a SPAC vehicle, the SPAC is public trading under Colombier or CLBR. We filed our filings with the SEC, so we should be what's called deemed effective here shortly. Again, it's a government entity, so really don't know how long. But we're expecting we should probably be on the stock exchange under PEW in the next handful of weeks.

Cam Edwards

Okay, that's exciting. And do you think that your existing customer base, will they see changes right away when you guys will start to be publicly traded, or will they even notice on the website? Will there be a change for the customers that you already have?

Marc Nemati

Not a direct change, I don't think. It will allow us to offer, I think more optionality when it comes to products, maybe better pricing. Our plan really is to go make some strategic acquisitions, which will overall elevate the whole brand, whether those rolling in straight into the GrabAGun.com retail site that the customers going to see kind of remains to be seen on what those acquisitions end up being. But so in short, I don't think they'll see much of a difference. We’re still gonna offer that same great user experience and shopping experience and customer service experience that we've had for decade plus. So they should still expect great service from us.

…

Cam Edwards

Yeah. Well yeah, and piggybacking off of that, I mean, how active is GrabAGun now in terms of promoting the Second Amendment? Obviously you're in the firearms industry, but does GrabAGun have any working relationships with any of the 2A groups, and what are your plans going forward when you've got hopefully more capital and more resources? What would you like to see GrabAGun do in the 2A space? Not just from a commerce standpoint, but from a protect our constitutional rights standpoint?

Marc Nemati

Yeah, historically, we haven't done too much with that. We try to stay lean and passed a lot of the savings onto customers. So a lot of the money goes into orchestrating deals versus some of that stuff. With more cash on the balance sheet, I think we're going to make more plays joining some of these groups, pushing more of that stuff. Our pro forma board has Chris Cox, who you may be familiar with, was the former director of NRA. So he has a lot of connections with lobbying for pro Second Amendment rights. So we're going to work a lot with him to determine what the best avenue is for some of the options to work with these various 2A rights groups to get stuff done.

Cam Edwards

All right. Well, listen, Marc, again, I appreciate you carving out some time today talking about this. We'd love to have you back once PEW is being traded there on the big board. And again, any last thoughts you have for our viewers or listeners?

Marc Nemati

Oh no, I appreciate the time today. I mean, we're very excited on what this is going to do, obviously for our company. We do also think it's very good for the industry as a whole and the Second Amendment, again, giving kind of more legitimacy by us being able to play in the big space with all these finance guys on Wall Street, and we're not going to take that lightly. So we're going to make sure that our voice is heard and everybody else's is too, and that we're here to fight the good fight that we have for quite a while, and hopefully our customers and everybody in the industry realizes that's what we're doing. So.

Cam Edwards

All right, Marc Nemati, CEO of GrabAGun. Thanks so much for your time today, man. It was great talking with you.

Marc Nemati

Thanks, Cam. Likewise.

Additional Information

GrabAGun Digital Holdings Inc. (“Pubco”), Colombier Acquisition Corp. II (“Colombier II”) and Metroplex Trading Company, LLC (d/b/a GrabAGun) (“GrabAGun”) intend to file with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed business combination (the “Business Combination”) among Colombier II, Pubco, Gauge II Merger Sub Corp (“Colombier Merger Sub”), Gauge II Merger Sub LLC, (“GrabAGun Merger Sub”) and GrabAGun pursuant to the Business Combination Agreement, dated January 6, 2025, between the parties (the “Business Combination Agreement”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Colombier II as of a record date to be established for voting on Colombier II’s proposed Business Combination with GrabAGun. SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: clbr@icrinc.com.

Participants in The Solicitation

Pubco, Colombier II, GrabAGun, and their respective directors, executive officers and members, as applicable, may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering (“IPO”), Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 25, 2024 and Colombier II’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer Or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and Pubco to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of Pubco’s securities on the NYSE, following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, Pubco’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this communication. Colombier II, Pubco and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, Pubco’s and GrabAGun’s assessments to change. However, while Colombier II, Pubco and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, Pubco and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities laws.